# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Evoke Pharma, Inc., CIK 0001403708
CUSIP: 30049G203
Title of class of securities: Common Shares
Address of issuer's principal executive offices: 420 Stevens Avenue, Suite 370, Solana Beach, California (CA), 92075
Date of event which requires filing of this statement: 03/19/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001781002-24-000024
Filed by CIK 0001781002

## Reporting persons
- Bleichroeder LP: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 849,367; shared voting power 0; sole dispositive power 849,367; shared dispositive power 0; aggregate amount beneficially owned 849,367 (9.99% of the class)
- Bleichroeder Holdings LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 849,367; shared voting power 0; sole dispositive power 849,367; shared dispositive power 0; aggregate amount beneficially owned 849,367 (9.99% of the class)
- Andrew Gundlach: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: United States (X1); sole voting power 849,367; shared voting power 0; sole dispositive power 849,367; shared dispositive power 0; aggregate amount beneficially owned 849,367 (9.99% of the class)

## Item 1. Issuer
Name of issuer: Evoke Pharma, Inc.
Address of issuer's principal executive offices: 420 Stevens Avenue, Suite 370, Solana Beach, California 92075

## Item 2. Person Filing
Name of person filing:
Bleichroeder Holdings LLC
Bleichroeder LP
Andrew Gundlach
Address of principal business office or, if none, residence:
1345 Avenue of the Americas, 47th Floor
New York, NY 10105
Citizenship:
Bleichroeder Holdings LLC and Bleichroeder LP: Delaware, USA
Andrew Gundlach: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: See cover page.
Percent of class: See cover page.
Sole power to vote or to direct the vote: See cover page.
Shared power to vote or to direct the vote: See cover page.
Sole power to dispose or to direct the disposition: See cover page.
Shared power to dispose or to direct the disposition: See cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Bleichroeder LP ("Bleichroeder"), an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is deemed to be the beneficial owner of 849,367 shares, or 9.99%, of the common stock ("Common Stock") believed to be outstanding. The 849,367 shares include 825,000 shares of Common Stock and 24,367 shares of Common Stock issuable upon exercise of warrants. In accordance with the Warrant Agreements, exercise of the warrants are subject to a Beneficial Ownership Limitation (as defined in the agreements) of 9.99% of the number of shares of Common Stock outstanding immediately after giving effect to the issuance of shares of Common Stock issuable upon exercise. If there was no 9.99% limit on the exercise of warrants, Bleichroeder would be deemed to be the beneficial owner of 825,000 shares of Common Stock and 5,057,352 shares of Common Stock issuable upon exercise of the Warrants, representing 43.46% of the outstanding shares of Common Stock. The Denise and Michael Kellen Foundation, a charitable foundation for which Bleichroeder acts as investment adviser, holds the 825,000 shares, or 9.73% of Common Stock believed to be outstanding. The Denise and Michael Kellen Foundation also holds the 24,367 exercisable warrants of Evoke Pharma, Inc. The Denise and Michael Kellen Foundation holds the additional warrants above the 9.99% limit, which would make The Denise and Michael Kellen Foundation's total beneficial ownership 5,882,352 shares, or 43.46%, if there was no 9.99% limit. Clients of Bleichroeder have the right to receive and the ultimate power to direct the receipt of dividends from, or the proceeds of the sale of, such securities.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See Exhibit 99.2

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99.1: Agreement of the Reporting Persons
Exhibit 99.2: Subsidiary Information

## Signatures
- Bleichroeder LP: Andrew Gundlach, Andrew Gundlach, Chairman and CEO (03/21/2025)
- Bleichroeder Holdings LLC: Andrew Gundlach, Andrew Gundlach, Chairman and CEO (03/21/2025)
- Andrew Gundlach: Andrew Gundlach, Andrew Gundlach, Individual (03/21/2025)